# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TreeHouse Foods, Inc., CIK 0001320695
CUSIP: 89469A104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2021 Spring Road, Suite 600, Oak Brook, Illinois (IL), 60523
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001618360

## Reporting persons
- Sessa Capital (Master), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,200,000; sole dispositive power 0; shared dispositive power 4,200,000; aggregate amount beneficially owned 4,200,000 (8.37% of the class)
- Sessa Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,200,000; shared voting power 0; sole dispositive power 4,200,000; shared dispositive power 0; aggregate amount beneficially owned 4,200,000 (8.37% of the class)
- Sessa Capital IM, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 4,200,000; shared voting power 0; sole dispositive power 4,200,000; shared dispositive power 0; aggregate amount beneficially owned 4,200,000 (8.37% of the class)
- Sessa Capital IM GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,200,000; shared voting power 0; sole dispositive power 4,200,000; shared dispositive power 0; aggregate amount beneficially owned 4,200,000 (8.37% of the class)
- John Petry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,200,000; shared voting power 0; sole dispositive power 4,200,000; shared dispositive power 0; aggregate amount beneficially owned 4,200,000 (8.37% of the class)

## Item 1. Issuer
Name of issuer: TreeHouse Foods, Inc.
Address of issuer's principal executive offices: 2021 Spring Road, Suite 600, Oak Brook, IL, 60523

## Item 2. Person Filing
Name of person filing:
(i) Sessa Capital (Master), L.P.
(ii) Sessa Capital GP, LLC
(iii) Sessa Capital IM, L.P.
(iv) Sessa Capital IM GP, LLC
(v) John Petry
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

888 Seventh Avenue, 30th Floor, New York, NY 10019
Citizenship:
(i) Sessa Capital (Master), L.P. - a Cayman Islands exempted limited partnership
(ii) Sessa Capital GP, LLC - a Delaware limited liability company
(iii) Sessa Capital IM, L.P. - a Delaware limited partnership
(iv) Sessa Capital IM GP, LLC - a Delaware limited liability company
(v) John Petry - a United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) 4,200,000
(ii) 4,200,000
(iii) 4,200,000
(iv) 4,200,000
(v) 4,200,000
Percent of class:
(i) 8.37%
(ii) 8.37%
(iii) 8.37%
(iv) 8.37%
(v) 8.37%
Sole power to vote or to direct the vote:
(i) 0
(ii) 4,200,000
(iii) 4,200,000
(iv) 4,200,000
(v) 4,200,000
Shared power to vote or to direct the vote: (i) 4,200,000
Sole power to dispose or to direct the disposition:
(i) 0
(ii) 4,200,000
(iii) 4,200,000
(iv) 4,200,000
(v) 4,200,000
Shared power to dispose or to direct the disposition: (i) 4,200,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sessa Capital (Master), L.P.: /s/ John Petry, John Petry (05/15/2025)
- Sessa Capital GP, LLC: /s/ John Petry, John Petry (05/15/2025)
- Sessa Capital IM, L.P.: /s/ John Petry, John Petry (05/15/2025)
- Sessa Capital IM GP, LLC: /s/ John Petry, John Petry (05/15/2025)
- John Petry: /s/ John Petry, John Petry (05/15/2025)